WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

June 20, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
Issued and Outstanding: 23,754,789

VANCOUVER INTERNATIONAL JAZZ FESTIVAL SPONSORSHIP,

Western Wind Energy Corporation is pleased to announce the addition of our sponsorship to the upcoming TD Canada Trust Vancouver International Jazz Festival, June 23-July 2, 2006.
Produced by Coastal Jazz and Blues Society and recognized as “Vancouver’s best festival” (Georgia Straight Readers’ Poll 2000-2005), the festival attracts over 500,000 people to a world-class jazz event. See us at the festival for Gastown Jazz, Jazz at the Roundhouse and drop by our tent to receive a free “Western Wind Energy, Jazz Lives Here” recyclable fabric shopping bag! Podcast, Sunday, June 18, 2006

To coincide with the Jazz Festival, we will also be presenting a free Jazz Lives Here Podcast. The Podcast is dedicated to Vancouver’s flourishing and energetic Jazz music scene and represents the music and personalities of Vancouver’s excellent Jazz artists. Go to www.westernwindenergy.com and click on “RSS” to subscribe!

Urban Foods and Meinhardt Fine Foods

Vancouver food lovers, look for your free Western Wind Energy Jazz Lives Here recyclable fabric shopping bag at Urban Fare and Meinhardt Fine Foods.

About Western Wind Energy Corporation

During the past two years, Western Wind Energy has executed over $900 million of power sales agreements totaling 159.5 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 24-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.